HumanCo Acquisition Corp.
P.O. Box 90608
Austin, TX 78709

December 3, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Dougherty
Karina Dorin

Re:	HumanCo Acquisition Corp.
Registration Statement on Form S-1
Registration File No. 333-250630

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HumanCo Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 PM, Eastern Time, on December 7, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul Tropp, of Ropes & Gray LLP, special counsel to the Company, at (212) 596-9515, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ross Berman
Ross Berman
Chief Executive Officer and Director